UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2014

Commission File Number: 001-34784

AutoNavi Holdings Limited

16/F, Section A, Focus Square

No 6. Futong East Avenue, Wangjing

Chaoyang District, Beijing 100102

The People’s Republic of China

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒  Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AutoNavi Holdings Limited

By:	/s/ Ji Ma
Name:	Ji Ma
Title:	Chief Financial Officer

Date: April 11, 2014

Exhibit Index

Exhibit 99.1 —  Press Release

Exhibit 99.2 —  Agreement and Plan of Merger, dated April 11, 2014, among Alibaba Investment Limited, Ali ET Investment Holding Limited and AutoNavi Holdings Limited

Exhibit 99.3 —  Voting Agreement, dated April 11, 2014, by and among Alibaba Investment Limited, Ali ET Investment Holding Limited and the shareholders listed therein